Exhibit 12.1

Exelon Corporation

Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended September 30, 2015
($ millions)	2010	2011	2012	2013	2014
Pre-tax income from continuing operations	4,221	3,952	1,798	2,773	2,486	2,767

Plus: Loss from equity investees	—	1	91	(10)	20	(3)
Less: Capitalized interest	(43)	(57)	(75)	(67)	(79)	(72)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	4,178	3,896	1,814	2,696	2,427	2,692
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	836	761	1,021	1,436	1,110	787
Interest component of rental expense (a)	241	237	310	269	288	12

Total fixed charges	1,077	998	1,331	1,705	1,398	799
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	5,255	4,894	3,145	4,401	3,825	3,491
Ratio of earnings to fixed charges	4.9	4.9	2.4	2.6	2.7	4.4

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.